CIBT EDUCATION GROUP INC. International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7 Tel: 604.871.9909 Fax: 604.871.9919 Email: info@cibt.net Web: www.cibt.net

CIBT/Sprott-Shaw Subsidiary Commences Operations in Jamaica

May 26th, 2009 CNW Group: CIBT Education Group Inc. (NYSE Amex and TSX.V symbol: MBA) is pleased to report that its subsidiary, Sprott-Shaw Community College, has started offering its first batch of health care related programs in Jamaica to its first class of 50 students, with another 24 students slated for its second class, which is scheduled to start  soon.  In conjunction with Brown’s Town College in Jamaica, Sprott-Shaw will provide all necessary curriculum and support to offer the Resident Care Attendant program to students of Brown’s Town in Jamaica. Students will begin the academic portion of their studies in Jamaica, and complete the practicum portion at Sprott-Shaw colleges in Vancouver, Canada.  Sprott-Shaw has received an overwhelming response for seats in its first two class offerings of this program and plans to launch a third class in November, 2009.  Sprott-Shaw also plans to expand its course offerings in Jamaica to include other health care related courses.  With high demand for qualified allied healthcare professionals in Canada, these programs can potentially create employment opportunities for Jamaican students in Canada following graduation, which will ultimately increase their earning potential and standard of living.

The Ministry of Labour and Social Security of Jamaica recently endorsed the program by making a favorable announcement in Parliament and further issuing a governmental news release which can be accessed at:

http://www.jis.gov.jm/labour/html/20090520t000000-0500_19682_jis_fifty_jamaicans_to_be_trained_to_work_in_canada.asp.

About CIBT Education Group Inc.

CIBT Education Group Inc. (“CIBT”) is an education management and investment company with a special focus on the global education market.  Its subsidiaries, CIBT School of Business, Tourism Training Institute (Beijing), and Sprott-Shaw Degree College Corp., which is comprised of Sprott-Shaw Degree College, Sprott-Shaw Community College (established in 1903) and Sprott-Shaw International Language College, possess a combined operating history of over 136 years in China and Canada’s education sectors.  CIBT owns and operates a network of business, technical and language colleges with presence at over 40 campuses and teaching locations including Australia, Canada, China, Jamaica, Jordan, New Zealand, Netherland, the Philippines, South Korea, United Kingdom, United States and Vietnam. CIBT delivers Western and Chinese accredited business and management degree programs, automotive, and diesel maintenance programs, IT programs, travel and tourism programs and career/vocational programs through its network of campuses and academic partnerships around the world.  CIBT Group also owns Irix Design Group, a leading design and advertising company based in Vancouver, Canada.  In 2008, Irix Design was ranked 15th in the list of Biggest Ad Agencies in Greater Vancouver by the Business in Vancouver newspaper.

CIBT Education Group Inc.

“Toby Chu”

Toby Chu
Vice-Chairman, President & CEO

Investor Relations Contact: Ed Cheung at 604.871.9909 extension 318

Legal Notice Regarding Forward-Looking Statements: "Forward-looking Statements" as defined in the Private Securities Litigation Reform Act of 1995 may be included in this news release. These statements relate to future events or CIBT’s future financial performance. These statements are only predictions and may differ materially from actual future results or events. CIBT disclaims any intention or obligation to revise any forward-looking statements whether as a result of new information, future developments or otherwise. There are important risk factors that could cause actual results to differ from those contained in forward-looking statements, including, but not limited to risks associated with changes in general economic and business conditions, actions of CIBT’s competitors, the extent to which CIBT is able to develop new services and markets for their services, the time and expense involved in such development activities, the level of demand and market acceptance of their services and changes in our business strategies.

The TSX Venture Exchange, its Regulation Services Providers (as that term is defined in the policies of the TSX Venture Exchange) and the NYSE Amex have not reviewed and do no accept responsibility for the adequacy or accuracy of this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction.